February 2, 2023

Christina DiAngelo-Fettig

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0506

RE: Korea Fund, Inc. (the “Fund”) File No. 811-04058.

Dear Md. DiAngelo-Fettig:

This letter responds to the comments you provided to us by telephone on December 20, 2022, with respect to the Fund and the June 30, 2022 shareholder report of the Fund in connection with a review of certain filings and reports by the staff of the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002. Our responses to your comments are set forth below.

1. Comment: For Form N-CEN item B.5 the Fund was not noted as part of the JPMorgan Funds complex. Should the fund be part of the JPM Funds Complex? Provide the reason why it is not.

Response: The instructions to Item B.5 for Form N-CEN define “Family of investment companies” as “any two or more registered investment companies that (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services”. The Korea Fund does not have the same investment adviser as the JPMorgan mutual funds and ETFs and does not have a principal underwriter, and therefore is not part of the same “family of investment companies” as the JPMorgan mutual funds and ETFs as defined in Form N-CEN.

2. Comment: For future filings, as required under Form N-2 (Item 24, Instruction 4.G.2.b) include disclosure to the graph and average annual return sections of the MDFP stating returns do not reflect the deduction of taxes a shareholder would pay on the distribution or redemption of fund shares.

Responses: Starting with the December 31, 2022 reporting cycle, disclosure stating that returns do not reflect the deduction of taxes a shareholder would pay on the distribution of redemptions of Fund shares will be included.

3. Comment: Going forward as required under Form N-2 (Item 4, Instruction 14) include in the financial highlights, a footnote explaining the difference between the Fund’s market price return vs. its NAV total return.

Response: Starting with the December 31, 2022 reporting cycle, a footnote explaining the difference between the Fund’s market price return vs. its NAV total return will be included in the financial highlights.

4. Comment: In the notes to financial statements section describing Korean securities transaction tax, if applicable disclose the accounting policy related to any accruals on these transaction taxes.

Response: These costs are not accrued and are accounted for by the Fund on a paid basis only. The transaction tax is levied as a percentage of the fair market value at the time of disposal and is deducted from the sale proceeds so the Fund receives the net proceeds only. No accrual for this transaction tax is included in the fair market value price used to value each security on a daily basis. This policy will be disclosed in the Fund’s future shareholder reports.

5. Comment: In the Statement of Assets & Liabilities, accrued expenses and other liabilities, please disclose separately any payable to a related party, such as investment advisor or trustees going forward.

Response: Starting with the December 31, 2022 reporting cycle, payables to related parties will be disclosed separately in the Statement of Assets and Liabilities.

6. Comment: Form N-CEN has JPMorgan Funds Limited is listed as an affiliated administrator (Item C.14) and JPM Chase Bank N.A. is listed as an affiliated sub-administrator (Item C.14) and sub-custodians (Item C.12). Explain why they are not disclosed in the financial statements as related parties.

Response: This disclosure should have been included in the financial statements and its omission was an oversight. Starting with the December 31, 2022 reporting cycle these entities will be disclosed as related parties in the notes to the Fund’s financial statements

7. Comment: Page 23 of the shareholder report. In the future when disclosing shareholder meeting results, disclose whether the meeting was an annual meeting or special meeting as required under Rule 30e.1.b of the 1940 Act

Response: Going forward, any shareholder meeting disclosure will include whether the meeting was an annual meeting or special meeting.

8. Comment: For Form N-CSR Item 4(b), audit related fees, historically it looks like the description of services noted included what these service might be (attestation/comfort letters). In the future include specifically what services the fees covered. In the correspondence addressing the comment, include the explanation of the audit fees for the past two fiscal years

Response: Starting with the June 30, 2023 reporting cycle Form N-CSR, Item 4 (b) will include disclosure explaining what the service of fees covered.

For the fiscal year ended June 30, 2022 and June 30, 2021, the audit related fees were Form 17f-2 Security Count fees and disclosure filings translation fees.

9. Comment: Form N-CSR Item 8 (a) (1) states the information is as of January 1, 2021 which is outdated. The requirement is to show the information as of the date of the filing of the report. Going forward, please show the information as of the date of the report.

Response: Starting with the June 30, 2023 reporting cycle, Form N-CSR Item 8(a) (1) will provide information as of the date of the filing of the report. The information provided for this item in the form N-CSR for the reporting period ended June 30, 2022, was as of the date of the filing of the report.

10. Comment: Form N-CSR Item 8 (a) (3) - For future filings, disclose the date as of which information is provided.

Response: Starting with the June 30, 2023 reporting cycle, Form N-CSR Item 8(a) (3) will disclose the date of which the information is provided.

11. Comment: For Form N-CSR Item 4 (d) of the certification, the language in the disclosure is outdated as the disclosure references the fiscal quarter and not the period covered by the report. Please amend the most recent N-CSR filing to update the certification so the disclosure references the period covered by the report.

Response: An amended Form N-CSR for the Fund with an updated certification referencing the period covered by the report was filed on February 2, 2023. Additionally, the Fund’s future filings and related certifications will reference the period covered by the report.

If you have any questions regarding the foregoing, please call me at (44) 207-7423436.

Very truly yours,

/s/ Neil S. Martin

Neil S. Martin

Treasurer